UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

      Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Growgenics LLC

Legal status of issuer

       Form
       Limited Liability Company

       Jurisdiction of Incorporation/Organization
       Rhode Island

       Date of organization
       May 16, 2014

Physical address of issuer
5600 Post Road, Ste 114-191, East Greenwich, RI 02818

Website of issuer
https://growgenics.net/

Current number of employees
3

	Most recent fiscal year-end (2018)	Prior fiscal year-end (2017)
Total Assets	$12,812	$74
Cash & Cash Equivalents	$12,812	$74
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$70,985	$45,359
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	-$400	-$450
Net Income	-$83,738	-$52,799

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 30, 2019

Growgenics LLC



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Growgenics LLC is a Rhode Island Limited Liability Company, formed on May 16, 2014.

The Company is located at 5600 Post Road, Ste 114-191, East Greenwich, RI 02818.

The Company's website is https://growgenics.net/.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Cannabis market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may not be successful in obtaining issued patents. The Company filed a patent in March 2018. Filing a patent application only indicates that they are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's product, participating in extended products evaluations and configuring the products to customer-specific needs. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

Its ability to grow its business depends on state laws pertaining to the cannabis industry. Continued expansions in the cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process.

The Company forecasts project aggressive growth post-raise. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Richard Genga and Robert Flynn, who have not yet signed employment agreements with the Company. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company has conducted transactions with Related Parties. See details on page 17 of the Form C.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

A majority of the Company is owned by a small number of owners. The Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 59.02% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Rhode Island law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Growgenics aims to re-shape the horticultural lighting industry. Our innovative LED technology provides the rapidly growing markets of indoor cannabis and indoor vertical food farming the ability to maximize plant growth while reducing energy.

Business Plan
Growgenics aims to re-shape the horticultural lighting industry. Our innovative LED technology provides the rapidly growing markets of indoor cannabis and indoor vertical food farming the ability to maximize plant growth while reducing energy.
The agricultural market is changing. Indoor grow lighting is poised to re-define how we grow food. This new market is about growing plants indoors in a controlled environment without pesticides, and lighting is a critical and vital component.
There are two rapidly growing markets in this sector; indoor growing of cannabis, and indoor vertical farming for growing food. By 2022 cannabis is expected to be a $24 billion market in the U.S. alone while Indoor vertical food farming is expected to grow to a $6 billion market.
We believe there are three major problems with most current grow lights - they're not designed for plants, they generate excessive heat, and they waste a tremendous amount of energy.
Growgenics has created an innovative solution that aims to address and solve these problems via our advanced high-efficiency variable color spectrum LED shape lighting technology. Our laboratory testing has revealed accelerated plant growth with greatly reduced energy. We just recently closed our first major lighting deal with a mid-west vertical grow farm. In addition, we filed our utility patents this past March 2018 and are currently in discussions with a major U.S. distribution partner.

The Company's Products and/or Services

Product / Service	Description	Current Market
Shape Lights - Direct to Commercial Growers	Advanced LED Grow Light Multi-Spectrum Shape Light	Cannabis Indoor Grow Vertical Food Farming Commercial Green Houses
Shape Lights - National Distribution	Advanced LED Grow Light Multi-Spectrum Shape Light	Cannabis Indoor Grow Vertical Food Farming Commercial Green Houses
Smart Sensor Pods	Smart Grow Room Environment Sensors (Temp, humidity, CO2)	Cannabis Indoor Grow Vertical Food Farming Commercial Green Houses
Smart Power Modules	Smart Grow Room Power Distribution & Power Control Systems	Cannabis Indoor Grow Vertical Food Farming Commercial Green Houses

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Indoor commercial cannabis cultivators and growers
Indoor vertical food farmers
Indoor vertical hemp farmers
Commercial greenhouses

Intellectual Property
The Company has filed the is following intellectual property:

Application or Registration #	Patent Type	Title	File Date	Country/Organization	Status
15/934,953	Utility	Grow Light Assembly	03/24/2018	U.S.	Pending

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Richard A. Genga Jr.	President / CEO	3yrs: Growgenics & Acela Design
Robert Flynn	Chief Operating Officer	2yrs United Brokers 1yr Growgenics

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Rhode Island law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in Rhode Island.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Percentage ownership of the Company by the holders of such securities	Other material terms
Common Units	800,000 Units	Each Common Share provides the holder with	100%	N/A

		one vote in all matters before the shareholders of the company.		
Crowd Notes	$703,766	N/A	0%	See below

The Crowd Notes will convert in the following circumstances:

● If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred units financing raising of not less than $1,000,000).
● Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the units of preferred membership interest sold in the qualified equity financing.
● If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred units, and if no preferred units have been issued, then units of the Company's common membership interests.

The price at which the Crowd Notes sold in this Offering will convert will be:

● At a discount of 20% to the price in the qualified equity financing, subject to the $5,000,000 Valuation Cap, if the conversion takes place after the qualified equity financing;
● If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal plus outstanding accrued interest of the Crowd Notes, or the number of units the Crowd Notes would convert into under the Valuation Cap; or
● If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to the Valuation Cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual simple interest rate of 5%.

If the Company issues convertible debt in any future series separate from the Crowd Note at a lower pre-money valuation cap, the $5,000,000 Valuation Cap of the Crowd Note will be automatically amended to such lower pre-money valuation cap.

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Unsecured	R. Genga	$70,985	0%	N/A	N/A	*see note	N/A

*Payable at a future date to be determined by management.

Ownership
A majority of the Company is owned by one individual. This individuals is Richard A. Genga, Jr.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Richard A. Genga, Jr.	472,134	59.02%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B. The financial statements were not reviewed by a CPA and were not audited.

Operations

Growgenics, LLC ("the Company") is a limited liability company organized under the laws of Rhode Island. The Company manufactures and sells LED grow lights for indoor growing of plants.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2017, and 2016.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 5, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

You should carefully consider the valuation of your securities as an investor in the Company and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-seed.1	2015	Section 4(a)(2)	Common	$335,000	Product Development
Pre-seed.2	Oct, 2018	Section 4(a)(2)	Common	$66,100	Product Development
Crowd Note	Oct 19, 2018	Regulation D 506(c) and Regulation CF	Convertible Note (Crowd Note)	$703,766	Working capital, general expenses, infrastructure

*Reflects a total raise amount of $658,484 plus an additional $45,282 issued to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent and intermediary in the round.

Classes of Securities of the Company

Common Units

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Units
None.

What it means to be a minority holder
As an investor in Crowd Notes of the company, you did not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Upon conversion into shares of Preferred Stock of the company, investors in the Crowd Notes hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company

issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Crowd Notes. The Crowd Notes do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the

Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

In 2016, 2017, and 2018 the Company borrowed $70,985 from Rick Genga, the Company's majority owner and managing member ("the Related Party Loan"). The Related Party Loan is non-interest bearing and is payable at a future date to be determined by management.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure
None.

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Richard A. Genga Jr.
(Signature)

Richard A. Genga Jr.
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Richard A. Genga Jr.
(Signature)

Richard A. Genga Jr.
(Name)

CEO
(Title)

April 30, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

I, Richard A. Genga Jr., certify that the financial statements of Growgenics LLC. included in this Form are true and complete in all material respects.

_____

Richard A. Genga Jr.
CEO, Growgenics LLC
4/30/2019

GROWGENICS LLC

Financial Statements

Year Ended December 31, 2018

GROWGENICS LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2018

GROWGENICS LLC
BALANCE SHEET
December 31, 2018

Assets

Current Assets:		
Cash	$	12,812
Total current assets		**12,812**
Property and Equipment		5,510
Less accumulated depreciation		5,510
Net property and equipment		**-**
Total Assets	**$**	**12,812**

Liabilities and Members' Deficit

Current Liabilities:		
Accounts payable	$	4,750
Loan payable - member, current portion		45,349
Total current liabilities		**50,099**
Loan payable - member		25,636
Total liabilities		**75,735**
Members' deficit:		
Common units, no par value, 1,200,00 authorized units and		
800,000 issued and outstanding (see footnote #6)		360,100
Members' deficit		(423,023)
Total members' deficit		**(62,923)**
Total Liabilities and Members' Deficit	**$**	**12,812**

GROWGENICS LLC
STATEMENT OF OPERATIONS AND MEMBERS' DEFICIT
For the Year Ended December 31, 2018

Net sales	$ -
Selling, general and administrative expenses	83,738
Operating loss	**(83,738)**
Members' deficit - beginning of year	(405,385)
Member contributions	66,100
Members' deficit - end of year	$ (423,023)

GROWGENICS LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net loss	$ (83,738)
Changes in assets and liabilities:	
Accounts payable	4,750
Net cash used by operating activities	**(78,988)**
Cash flows from financing activities:	
Proceeds from loan to member	25,626
Member contributions	66,100
Net cash provided by financing activities	**91,726**
Net increase cash	**12,738**
Cash - beginning of year	**74**
Cash - end of year	**$ 12,812**

GROWGENICS LLC
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2018

1. Nature of Operations

Growgenics LLC (the Company) is a limited liability company organized under the laws of the State of Rhode Island. The Company manufactures and sells LED grow lights for indoor growing of plants.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representation of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Accounting
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

Property and Equipment
Property and equipment are stated at cost. Repairs and maintenance are charged to expenses as incurred. Major renewals and betterments are capitalized. Depreciation is provided over the estimated useful lives of the respective assets principally on the straight-line method.

Income Taxes
The Company is a limited liability company organized under the laws of the State of Rhode Island. The Company is not a taxpaying entity for federal income tax purposes, and thus, no income tax expense has been recorded in these statements. Members are required to report on their individual income tax returns their proportionate share of the Company's income, gains, losses, deductions and credits.

Advertising
The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the year ended December 31, 2018 was approximately $14,300.

Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

The Company maintains its operating bank accounts in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation, up to specified limits. From time to time, the Company's aggregate amount of all balances may exceed the insurance limits.

Estimates

The preparation of financial statements under accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **Property and Equipment**

Property and equipment at December 31, 2018 consisted of fully depreciated computer equipment with a cost basis of $5,510.

4. **Loan Payable - Member**

As of December 31, 2018, the Company had an outstanding loan payable to one member in the amount of $70,985. This loan is non-collateralized and non-interest bearing. During January 2019, $45,349 of this note was repaid.

5. **Contingencies**

As shown in the accompanying financial statements, the Company incurred a net loss of $83,738 during the year ended December 31, 2018. Management has evaluated these conditions and as a result the accompanying financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. These conditions create an uncertainty about the ability of the Company to continue as a going concern through April 30, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

6. **Subsequent Events**

During January 2019, the Company issued $703,766 in convertible crowd notes. The notes are convertible into units of the Company's most senior class of preferred units. If no preferred units have been issued, then the notes are convertible into the Company's common units. There will be a discount of twenty percent if the notes convert due to qualified equity financing. Interest of five percent will be paid annually until settlement date.

Management has evaluated subsequent events through April 30, 2019, which is the date these financial statements were available to issue.